Exhibit 99.1

CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Reports Fiscal 2010 Results

November 30, 2010 CNW Group: CIBT Education Group Inc. (NYSE AMEX and TSX symbol: MBA) (“CIBT” or the “Company”) is pleased to report its audited operating results for the year ended August 31, 2010.  All monetary references in this news release are to Canadian dollars.

For the twelve months ended August 31, 2010, the Company’s gross revenues totalled $55.9 million as compared to $44.5 million for the twelve months ended August 31, 2009, an increase of $11.4 million dollars or 26%.  The Company generated EBITDA (earnings before interest, tax, depreciation and amortization) of $1.8 million for fiscal 2010, as compared to $2.0 million for fiscal 2009, a decrease of 7%.  The Company’s EBITDA was impacted by non-cash expenses that have no impact on the Company’s operating cash flow.  Reference should be made to the Company’s complete audited consolidated financial statements for the year ended August 31, 2010.

A number of “non-cash” items were recorded in earnings for the year ended August 31, 2010 including impairment of certain intangible assets and marketable securities and restructuring and integration costs totalling $2.672 million. These impaired items have no operational effect on the Company and are considered non-cash expenses. After deductions of all non-cash expenses, net income for the year was $582,370, compared to $16,007 in 2009, an increase of 3,538%.

 The EBITDA and Adjusted Net Income are non-GAAP measures which allow management to isolate financial statement items that contribute to the actual operating performance and cash flow activities of the Company.

To view the Company’s annual consolidated financial statements and management’s discussion and analysis, and its annual information form, please visit http://www.sedar.com.

“Fiscal year 2010 was another phenomenal year of growth for the Company,” commented Toby Chu, President and CEO, and Vice Chairman of CIBT Education Group Inc., “We are pleased with our 3 year revenue growth which has increased from CAD$9.3 million in 2007 to $55.95 million this year with EBITDA of $1.846 million for fiscal 2010.  While earnings continue to improve from prior years, it is important to note that the Company has also completed a number of important steps in building its infrastructure, which will provide long term benefits  for the Company.  During the past fiscal year, we have incurred extraordinary expenses such as successfully listing on the Toronto Stock Exchange, preparation for the Sarbanes-Oxley compliance requirements to maintain our US listing, completion of the acquisition of KGIC Education Group, expansion of our corporate presence to nearly 70 locations in 18 countries, and the completion of the documentation required for the filing of our F-1 prospectus in the United States.  We realized that these significant infrastructure expenditures would decrease or negatively impact our short-term earnings however, we feel that it is critically important to establish a solid foundation for the long term success of the Company.  We feel that we are on track to build a multinational organization with an extensive international distribution network while continuing to increase profitability. We believe that this network will become our most valuable asset and it will also differentiate CIBT among its peers from a global perspective.”

As at August 31, 2010, we held approximately $11.51 million in cash and cash equivalents after completing our cash payment for the KGIC acquisition in March, as compared to $10.33 million in cash and cash equivalents as at August 31, 2009. This strong cash position will allow us to act swiftly as appealing acquisition opportunities are identified. We would like to thank our shareholders for their support and look forward to reporting on our future progress.”

About CIBT Education Group:

CIBT Education Group is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges as well as having cooperative joint programmes at over 70 locations in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training.

In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines, and the WyoTech Automotive Institute for China.  CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada. In 2008, the Irix Design Group was ranked 15th in the list of biggest ad agencies in Greater Vancouver by the “Business in Vancouver” newspaper.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* ext. 318 Email: info@cibt.net

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to, risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.